Room 4561

April 19, 2007

David H. Kelsey
Chief Financial Officer
Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, New Jersey 07407-1033

Re: Sealed Air Corporation
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 01, 2007
        File No. 001-12139

Dear Mr. Kelsey:

        We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments below.
We may ask you to provide us with supplemental information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 22

1.   There are several instances where two or more sources of a material change have been
        identified, but the dollar amounts for each source that contributed to the change are not
        disclosed. For instance, your disclosure on page 27 of the filing indicates that gross
        profit as percentage of net sales increased during 2006 due the positive impact of
        selling price increases, combined with the improved operating efficiencies that helped
        offset higher petrochemical-based raw materials and other energy-related costs
        compared with the prior period. In addition, you disclose that the increase in
        marketing, administrative and development expenses increased in 2005 due to the

impact of foreign currency translation, higher professional fees, and expenses for research and development projects, partially offset by a reduction in management incentive compensation and savings from restructuring activities. Tell us what consideration you gave to providing disclosure that quantifies each of the sources that contributed to the material changes. In addition, we note from your disclosure on page 23 of the filing that the increases in net sales during the three years ended December 31, 2006 were due to changes in unit volume, changes in product mix and increases in the average selling prices. Your disclosure should provide the reasons for these material changes. Explain the business events and conditions that lead to changes in the unit volumes and product mixes. See Section III. D of SEC Release 33-6835 and SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 44

2.   We note that you identify certain assumptions and estimates throughout your discussion of critical accounting policies. The critical accounting policies should describe how these estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us how you considered providing this enhanced disclosure. For example, your critical accounting policy disclosure of pensions should address the assumptions used to derive the significant elements of the net pension income (expense), assets and obligations. The critical accounting policy should discuss the basis for and the reasonableness of the long-term expected return assumptions. Also, the critical accounting policies should be expanded to disclose how the significant assumptions and estimates used to account for pension plans are determined. For example, include the method (arithmetic/simple averaging or geometric/compound averaging) and source of return data used to determine the expected return assumptions. The disclosure should include the assumptions and estimates and data source used to determine the discount rate. See SEC Release 33-8350.

Note 18. Earnings Per Common Share, page 96

3.   We note from your disclosure in Note 17 that there were shares of non-vested restricted stock and non-vested restricted stock units outstanding at December 31, 2006. Tell us how you have reflected these non-vested shares in your computation of basic and diluted earnings per common share in accordance with SFAS 128.

Note 21. Staff Accounting Bulletin No. 108, page 98

4.   We note your SAB 108 transition disclosures. It is not clear that you have fully disclosed when and how each error being corrected arose. In this regard, your disclosures should identify the year in which each individual error occurred for periods included in the filing under Rule 3-04 of Regulation S-X and in the aggregate amount for prior years. We refer you to the Interpretive Response to Question 3 in SAB 108. Please revise or tell us why revision is not required.

5.   We note from your disclosure that under SAB 108 you reversed $6.0 million of general inventory reserve that was previously established to recognize exposure regarding the valuation of inventories. Further explain your basis for reversing this inventory reserve. Tell us whether the error occurred in the period in which the reserve was initially recorded or whether the reserve should have been reversed in a subsequent period due to the removal of the related inventory or other factors. Also confirm that the write-down of inventory creates a new cost basis for the related inventory. In this regard, tell us how you considered the guidance in SAB Topic 5BB in your accounting for inventory.

Exhibit 31.1 and 31.2

302 Certifications

6.   Revise your certifications to remove the title of the officers from the first sentence pursuant to the format of the certifications in Item 601(B)(31) of Regulation S-K.

*   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Melissa Walsh at (202) 551-3224 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief